                                [AES LETTERHEAD]


FOR IMMEDIATE RELEASE
---------------------

                                                    Contact: Kenneth R. Woodcock
                                                             (703) 522-1315

             AES WAIVES FINANCING CONDITION IN GENER CHILEAN OFFER


ARLINGTON, VA, NOVEMBER 22, 2000 -- The AES Corporation (NYSE:AES), announced that it had waived the financing condition in its offer to purchase 3,466,600,000 shares of Gener S.A. in Chile at the Chilean peso equivalent of US $0.235294118 per share. AES is also offering to purchase all outstanding Gener American Depositary Shares for AES common stock having a value of US$16 per ADS. As a result of this action, the Chilean offer is no longer conditioned on the receipt by AES of sufficient funds to purchase the Gener shares sought in the Chilean offer and to pay all fees and expenses incurred in connection with the offers. The U.S. offer is conditioned upon, among other things, the purchase of shares in the Chilean offer.

Naveed Ismail, President of AES Andes commented, "We are taking action today to waive the financing condition so that it is no longer an issue for Gener shareholders." AES has stated that it intends to obtain such funds from various sources including project borrowings and issuances of debt, equity and convertible securities by AES and its subsidiaries. AES also announced that early termination of the waiting period under the Hart Scott Rodino Act with respect to the purchase of Gener shares pursuant to the Offers had been granted.

AES is a leading global power company comprised of competitive generation, distribution and retail supply businesses in Argentina, Australia, Bangladesh, Brazil, Canada, China, Dominican Republic, El Salvador, Georgia, Hungary, India, Kazakhstan, the Netherlands, Mexico, Pakistan, Panama, Sri Lanka, the United Kingdom, the United States and Venezuela.

The company's generating assets include interests in one hundred and thirty seven facilities totaling over 49 gigawatts of capacity. AES's electricity distribution network has over 920,000 km of conductor and associated rights of way and sells over 126,000 gigawatt hours per year to over 17 million end-use customers. In addition, through its various retail electricity supply businesses, the company sells electricity to over 154,000 end-use customers.

AES is dedicated to providing electricity worldwide in a socially responsible way.

                                   * * * * *

For more general inforomation visit our web site at www.aesc.com or contact investor relations at investing@aesc.com. The list aes-pr-announce is an automated mailing list and can be found on the investing page of our web site. Those who subscribe to this list will receive updates when AES issues a presss release.


--------------------------------------------------------------------------------